Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

Millions of Dollars, Except for Ratio	2003	2002	2001	2000	1999
Income from continuing operations	$1,140	$1,374	$1,058	$926	$854
Undistributed equity (earnings) loss	15	(34)	(48)	24	(45)

Total earnings	1,155	1,340	1,010	950	809

Income taxes	629	739	613	511	465

Fixed charges:
Interest expense including amortization of debt discount	492	541	584	592	618
Portion of rentals representing an interest factor	168	167	176	169	181

Total fixed charges	660	708	760	761	799

Earnings available for fixed charges	$2,444	$2,787	$2,383	$2,222	$2,073

Ratio of earnings to fixed charges	3.7	3.9	3.1	2.9	2.6

55